UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 1)*
                               -----------------

                             Lincoln Snacks Company
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   534 744 107
                                 (CUSIP Number)

                              Katherine P. Burgeson
                               Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 351-4260
                              --------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 7-23, 1998
                                 ---------------
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                                                               Page 1 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No.   534 744 107                                        Page 2 of 7 Pages
------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Brynwood Partners III, L.P.

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)    (a) [ ]
                                   (b) [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             WC

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)     [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   0
       NUMBER OF
         SHARES           -------- ---------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                   4,717,254
          EACH
       REPORTING          -------- ---------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     0

                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   4,717,254

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,717,254

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)     [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             74.5%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             PN
------------ -------------------------------------------------------------------

                                                               Page 3 of 7 Pages




                                  INTRODUCTION

         This Amendment to Schedule 13D (this "Amendment") is being filed by Brynwood Partners III, L.P., a Delaware limited partnership (the "Reporting Person"), in order to amend the Schedule 13D (the "Schedule 13D") it filed with the SEC via EDGAR on June 12, 1998 that reported its acquisition from the Noel Group, Inc., a Delaware corporation ("Noel"), of 3,569,755 shares of Common
Stock, $.01 par value, of Lincoln Snacks Company, a Delaware corporation (the "Issuer"). This Amendment reports the Reporting Person's further acquisition of:
(i) 200,000 shares of Common Stock of the Issuer from Noel on July 7, 1998; (ii) 870,499 shares of Common Stock of the Issuer in two broker transactions that were settled on July 23, 1998; and (iii) 77,000 shares of Common Stock of the Issuer pursuant to open market purchases from July 6, 1998 through July 15, 1998 (all of these newly purchased 1,147,499 shares, collectively, the "Newly Purchased Shares").

         The Newly Purchased Shares constitute approximately 18.07% of the outstanding shares of Common Stock of the Issuer.

         The Reporting Person's acquisition of the Newly Purchased Shares is the only change with respect to the contents and subject matter of the Schedule 13D.


Item  1. SECURITY AND ISSUER.

         There has been no change to this Item.


Item  2. IDENTITY AND BACKGROUND.

         There has been no change to this Item.


Item  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased all of the Newly Purchased Shares by cash payment. The Reporting Person's working capital was the sole source of the funds used for such purchase. The source of such working capital are the capital contributions made by the Reporting Person's limited partners in accordance with its partnership agreement.

                                                               Page 4 of 7 Pages






Item  4. PURPOSE OF TRANSACTION.

         As the Reporting Person currently owns a majority of the issued and outstanding shares of Common Stock of the Issuer, and as individuals affiliated with the Reporting Person currently comprise a majority of the Board of Directors of the Issuer, the Newly Purchased Shares were acquired solely for investment purposes.

         The Reporting Person may acquire additional shares of Common Stock of the Issuer, as the Reporting Person generally views the potential value of such Common Stock favorably. The Reporting Person currently has no plans or proposals that relate to or would result in any of the consequences listed in paragraphs
(a) - (j) of Item 4 of the Special Instructions for Complying With Schedule 13D.

         The Reporting Person intends to review on a continuing basis its investment in the Issuer and the Issuer's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the Reporting Person and all other factors deemed relevant (including, without limitation, the market for and price of the Common Stock of the Issuer, offers for shares of such Common Stock, general economic conditions and other future developments), the Reporting Person may decide to sell or seek the sale of all or part of the Common Stock of the Issuer or to increase its holdings of such Common Stock.


Item  5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer (the "Purchased Shares") beneficially owned by the Reporting Person and deemed to be indirectly beneficially owned by the other persons named in Item 2 of the Schedule 13D as of the date hereof.

                                                   Number of Shares
                               Number of Shares      Beneficially      Number of Shares        Aggregate       Percentage of
                              Beneficially Owned    Owned With Sole   Beneficially Owned   Number of Shares       Shares
                                  With Shared         Voting and          With Shared        Beneficially      Beneficially
Name                             Voting Power      Dispositive Power   Dispositive Power         Owned             Owned
----                             ------------      -----------------   -----------------         -----             -----

Brynwood Partners III, L.P.      4,717,254                0               4,717,254           4,717,254           74.5%
Brynwood Management III, L.P.    4,717,254(1)             0               4,717,254(1)        4,717,254(1)        74.5%(1)
Hendrik J. Hartong, Jr.          4,717,254(2)             0               4,717,254(2)        4,717,254(2)        74.5%(2)
John T. Gray                     4,717,254(3)             0               4,717,254(3)        4,717,254(3)        74.5%(3)

1 The Reporting Person alone owns all of the Purchased Shares. Brynwood Management shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of its rights as general partner of the Reporting Person.
2 The Reporting Person alone owns all of the Purchased Shares. Mr. Hartong shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of his rights as general partner of the Reporting Person's general partner, Brynwood Management.
3 The Reporting Person alone owns all of the Purchased Shares. Mr. Gray shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of his rights as general partner of the Reporting Person's general partner, Brynwood Management.

                                                               Page 5 of 7 Pages



         (c) None other than the Newly Purchased Shares.

         (d) Not applicable.

         (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person entered into the Put Agreement (a copy of which is attached as Exhibit 1 to this Amendment) with Noel and obtained the Newly Purchased Shares when Noel exercised its rights thereunder on July 7, 1998. The Reporting Person stated, in Item 4 and Item 6 of the Schedule 13D, its intention to purchase the block of 200,000 Newly Purchased Shares from Noel after applicable SEC restrictions on such purchase ceased. The Reporting Person purchased such 200,000 shares on July 7, 1998 when Noel exercised its rights under that certain Put Agreement dated June 8, 1998 (the "Put Agreement") (a copy of which is attached as Exhibit 1 to this Amendment) by and between the Reporting Person and Noel.

         The Reporting Person also entered into an agreement dated July 22, 1998 with Steel Partners II, L.P. (the "Steel Partners Agreement"), a limited partnership with a principal office of business in New York City, whereby Steel Partners agreed to sell the Reporting Person 608,099 shares of Common Stock of the Issuer for a price of $2-5/16 per share (which equals a $1,406,228.94 aggregate purchase price), via broker transaction. The Steel Partners Agreement also states that if on or prior to July 22, 1999: (i) all or substantially all of Issuer's assets are sold, or (ii) if all or substantially all of the Common Stock of Issuer is either sold to a person other than the Reporting Person or acquired by the Reporting Person via tender offer or similar offer; or (iii) if Issuer is merged or consolidated, then the Reporting Person must pay Steel Partners certain amounts in addition to the above-mentioned $1,406,226.94 aggregate purchase price.

         Except as otherwise noted in the two preceding paragraphs, neither the Reporting Person nor any of the other persons named in Item 2 of the Schedule 13D has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item  7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number       Description
------       -----------

  1.         Put Agreement dated June 8, 1998.

  2.         Agreement dated July 22, 1998.

                                                               Page 6 of 7 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1998



                                           BRYNWOOD PARTNERS III, L.P.

                                           By:  Brynwood Management III, L.P.
                                           Its: General Partner


                                           By: /s/ Hendrik J. Hartong, Jr.
                                              ----------------------------------
                                              Hendrik J. Hartong, Jr.
                                              A General Partner

                                                               Page 7 of 7 Pages





                                  EXHIBIT INDEX


Exhibit
Number       Description
------       -----------

  1.         Put Agreement dated June 8, 1998.

  2.         Agreement dated July 22, 1998.